September 6, 2024

Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 S. Lindell Road, Suite D131
Las Vegas, NV 89103

       Re: Golden Matrix Group, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2024
           File No. 333-281839
Dear Brian Goodman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David Loev